UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31055/ May 21, 2014

In the Matter of	:
	:
2010 SWIFT MANDATORY COMMON	:
EXCHANGE SECURITY TRUST	:
c/o U.S. Bank National Association	:
Corporate Trust Services	:
Attention: 2010 Swift Mandatory Common	:
Exchange Security Trust	:
101 N 1st Ave., Suite 1600	:
Phoenix, AZ 85003	:
	:
(811-22506)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

2010 Swift Mandatory Common Exchange Security Trust filed an application on April 10, 2014, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 25, 2014, a notice of filing of the application was issued (Investment Company Act Release No. 31030). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary